Exhibit 2.3

Execution Version

September 4, 2012

Plains Exploration & Production Company

700 Milam, Suite 3100

Houston, TX 77002

Attention: Winston M. Talbert,

Executive Vice President & Chief Financial Officer

Plains Exploration & Production Company

$3.0 Billion Senior Secured Revolving Credit Facility

$750.0 Million Senior Secured 5-Year Term Loan Facility

$1,250.0 Million Senior Secured 7-Year Term Loan Facility

$2.0 Billion Bridge Credit Facility

Commitment Letter

Dear Mr. Talbert:

You have advised JPMorgan Chase Bank, N.A. (“JPMorgan Chase Bank”) and J.P. Morgan Securities LLC (“JPMorgan” and together with JPMorgan Chase Bank, the “Commitment Parties”, “us” or “we”) that Plains Exploration & Production Company, a Delaware corporation (“you” or the “Borrower”) intends to consummate the Acquisition described in the Transaction Summary attached hereto as Exhibit A . The Acquisition, the closing of the Facilities, the sale of the Senior Notes and the other transactions described on Exhibit A hereto are also referred to herein as the “Transactions”.

Capitalized terms used but not defined herein are used with the meanings assigned to them on Exhibits B, C and D attached hereto (collectively, the “Term Sheets” and the Term Sheets, together with this letter, the “Commitment Letter”).

1. Commitments

In connection with the Transactions, each of JPMorgan Chase Bank (the “Initial Lender”) is pleased to advise you of its commitment to provide the entire amount of each of the Facilities, in each case subject only to the satisfaction or waiver of the conditions referenced in numbered paragraph 6 hereof.

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2. Titles and Roles

It is agreed that (i) JPMorgan will act as senior lead arranger and lead bookrunner for the Facilities (acting in such capacities, the “Senior Lead Arranger”) and (ii) JPMorgan Chase Bank will act as sole administrative agent for each Facility. It is further agreed that JPMorgan will have “left” placement in any marketing materials or other documentation used in connection with the Credit Facilities. At any time additional agents, co-agents or co-managers (any such agent, co-agent or co-manager, an “Additional Commitment Party”) may be appointed or additional titles conferred in respect of the Facilities in a manner and with economics determined by the Senior Lead Arranger in consultation with you and reasonably acceptable to you (it being understood that, to the extent you appoint Additional Commitment Parties or confer other titles in respect of the Facilities, the commitments of the Commitment Parties in respect of the Facilities will be reduced by the amount of the commitments of such appointed entities upon the execution by such financial institution of customary joinder documentation in a form reasonably satisfactory to you and, thereafter, each such financial institution shall constitute a “Commitment Party” hereunder and under certain Fee Letters (as referred to below)). You agree that no other agents, co-agents, arrangers, co-arrangers, bookrunners, co-bookrunners, managers or co-managers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheets and Fee Letters and other than in connection with any additional appointments referred to above) will be paid in connection with the Facilities unless you and the Senior Lead Arranger shall so reasonably agree (it being understood and agreed that no other agent, co-agent, arranger, co-arranger, bookrunner, co-bookrunner, manager or co-manager shall be entitled to greater economics in respect of the Facilities than the Commitment Parties).

3. Syndication

We intend to syndicate each Facility to a group of lenders identified by us in consultation with you (together with the Initial Lender, the “Lenders”); provided that notwithstanding our right to syndicate the Facilities and receive commitments with respect thereto, (i) the Initial Lender shall not be relieved, released or novated from its obligations hereunder (including their respective obligations to fund the Facilities on the Closing Date) in connection with any syndication, assignment or participation of the Facilities, including its commitments in respect thereof, until after the initial funding of the Facilities has occurred, (ii) no assignment or novation shall become effective with respect to all or any portion of the Initial Lender’s commitments under this Commitment Letter in respect of the Facilities until the funding of the Facilities and (iii) unless you otherwise agree in writing, the Initial Lender shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Facilities, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Closing Date has occurred; provided, further that clauses (i) through (iii) shall not apply to any Additional Commitment Parties appointed pursuant to Section 2 hereof or if the syndication, assignment or participation was consented to by the Borrower in writing. Without limiting your obligations to assist with syndication efforts as set forth herein, it is understood that the Commitment Parties’ commitments hereunder are not conditioned upon the syndication of, or receipt of commitments or participations in respect of all or any portion of, the Facilities and in no event shall the commencement or successful completion of syndication of the Facilities constitute a condition to the availability of the Facilities on the Closing Date.

The Commitment Parties intend to commence syndication efforts promptly, and you agree actively to assist the Commitment Parties in completing a syndication satisfactory to the Commitment Parties. Such assistance shall include, until the earlier to occur of (x) a Successful Syndication (as defined in the Fee Letter) and (y) 180 days after the Closing Date (such earlier date, the “Syndication Date”) (A) your using commercially reasonable efforts to ensure that the syndication efforts benefit from your and your subsidiaries’ existing banking relationships, (B) direct contact between your senior management and advisors and the proposed Lenders, in all such cases at times mutually agreed upon, (C) your preparing and

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providing to the Commitment Parties all customary information with respect to you and the Acquisition, including all customary financial information and Projections (as defined below), as the Commitment Parties may reasonably request in connection with the arrangement and syndication of the Credit Facilities and your assistance in the preparation of one or more customary confidential information memoranda (each, a “Confidential Information Memorandum”) and other customary marketing materials to be used in connection with the syndication (all such information, memoranda and material, “Information Materials”), (D) your hosting, with the Commitment Parties, of one or more meetings of prospective Lenders at times and locations to be mutually agreed, (E) prior to the Syndication Date your ensuring that there is no competing offering, placement, arrangement or syndication of any debt securities or bank financing (other than the Facilities and Senior Notes) or announcement thereof by or on behalf of you or your subsidiaries if in the Senior Lead Arranger’s reasonable judgment, such issuance, offering, placement or arrangement could reasonably be expected to materially impair the primary syndication of the Facilities (it is understood that your and your subsidiaries’ deferred purchase price obligations, ordinary course working capital facilities (including borrowings under your existing revolving credit facility and money-market lines) and ordinary course capital lease, purchase money, equipment financings and other indebtedness permitted under your existing revolving credit facility will not be deemed to materially impair the primary syndication of the Facilities) and (F) your promptly commencing the preparation of a Registration Statement or a Rule 144A Offering Memorandum relating to the Senior Notes and your reasonable efforts to provide to us as soon as possible (but in any event no later than the earlier of (x) 60 days after the Closing Date and (y) the date after the Closing Date which is at least ten (10) business days after the day on which pro forma and audited financial statements in respect of the Assets are made available), the completed preliminary prospectus or the preliminary offering memorandum relating to the Senior Notes. Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter or any other letter agreement or undertaking concerning the financing of the Transactions to the contrary, the compliance with any of the provisions set forth in clauses (A) through (F) above or any other provision of this paragraph shall not constitute a condition to the commitments hereunder or the funding of the Facilities on the Closing Date or at any time thereafter.

The Senior Lead Arranger will manage, in consultation with you, all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when commitments will be accepted, which institutions will participate (subject to your consent rights and rights of appointment set forth above), the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders. You hereby acknowledge and agree that the Commitment Parties will have no responsibility other than to arrange the syndication as set forth herein and in no event shall the Commitment Parties be subject to any fiduciary or other implied duties in connection with the transactions contemplated hereby.

At the request of the Commitment Parties, you agree to assist in the preparation of a version of each Confidential Information Memorandum or other Information Material (a “Public Version”) consisting exclusively of information with respect to you and your subsidiaries, the Assets and the Acquisition that is either publicly available or not material with respect to you and your subsidiaries, the Assets, any of your or their respective securities or the Acquisition for purposes of United States federal and state securities laws or that would reasonably be expected to be included in an offering memorandum for an offering of high yield debt securities under Rule 144A concurrent with the syndication of the Facilities (such information, “Non-MNPI”). Such Public Versions, together with any other information prepared by you, your subsidiaries or your representatives and conspicuously marked “Public” (collectively, the “Public Information”), which at a minimum means that the word “Public” will appear prominently on the first page of any such information, may be distributed by us to prospective Lenders who have advised us that they wish to receive only Non-MNPI (“Public Side Lenders”). You acknowledge and agree that, in addition to Public Information and unless you promptly notify us otherwise, (a) drafts and final definitive documentation with respect to the Facilities, (b) administrative materials prepared by the Commitment Parties for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda) and (c) notifications of changes in the terms of the Facilities may be distributed to Public Side Lenders.

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In connection with our distribution to prospective Lenders of any Confidential Information Memorandum and, upon our request, any other Information Materials, you will execute and deliver to us a customary authorization letter authorizing such distribution and, in the case of any Public Version thereof or other Public Information, representing that it only contains Non-MNPI. Each Confidential Information Memorandum will be accompanied by a disclaimer exculpating us with respect to any use thereof and of any related Information Materials by the recipients thereof.

4. Information

You hereby represent and warrant that (a) all written information (including all Information Materials), other than the Projections and information of a general economic or industry specific nature (the “Information”), that has been or will be made available to us by you or any of your representatives in connection with the transactions contemplated hereby, when taken as a whole, does not or will not, when furnished to us, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (giving effect to all supplements thereto but excluding any omissions that pertain to matters of a general economic nature or matters of public knowledge that generally affect any of the industry segments of the Borrower or its subsidiaries) and (b) the financial projections and other forward-looking information (the “Projections”) that have been or will be made available to us by you or any of your representatives in connection with the transactions contemplated hereby have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time furnished to us (it being recognized by the Commitment Parties that (x) such Projections are not to be viewed as facts and that actual results during the period or periods covered by any such Projections may differ from the projected results, and such differences may be material, (y) there are industry-wide risks normally associated with the types of business conducted by the Borrower and its subsidiaries and (z) projections concerning volume attributable to oil and gas properties and production and cost estimates in reserve reports are necessarily based upon professional opinions, estimates and projections and that the Borrower does not warrant that such opinions, estimates and projections will ultimately prove to have been accurate). The foregoing representation regarding Information and Projections with respect to the Assets is limited to your knowledge. You agree that if, at any time prior to the Closing Date (or, if a Successful Syndication has not been achieved as of the Closing Date, until the Syndication Date), you become aware that any of the representations in the preceding sentence would be incorrect if the same was remade, in any material respect, then you will use commercially reasonable efforts to promptly supplement the Information and the Projections so that (to the best of your knowledge with respect to Information and Projections related to the Assets) such representations when remade would be correct, in all material respects, under those circumstances. You understand that in arranging and syndicating the Facilities we may use and rely on the Information and Projections without independent verification thereof.

5. Fees

As consideration for the commitments and agreements of the Commitment Parties hereunder, you agree to pay or cause to be paid the nonrefundable fees described in the Fee Letters dated the date hereof and delivered herewith (the Fee Letter among you and the Commitment Parties, the “Arranger Fee Letter” and together with any other fee letters, the “Fee Letters”) on the terms and subject to the conditions set forth therein.

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6. Conditions

Each Commitment Party’s commitments and agreements hereunder are subject to the conditions set forth in this Section 6, in Exhibit D and, solely with respect to the Credit Facilities, in Exhibit B under the heading “CERTAIN CONDITIONS – Initial Conditions” and, solely with respect to the Bridge Facility, in Exhibit C under the heading “Certain Conditions”.

Notwithstanding anything in this Commitment Letter, the Fee Letters, the Credit Facilities Documentation or the Bridge Facility Documentation (as defined in Exhibits B and C) to the contrary, the only representations the accuracy of which shall be a condition to availability of the Credit Facilities or the Bridge Facility on the Closing Date shall be (i) such of the representations made by the Seller with respect to the Assets in the Purchase Agreement as are material to the interests of the Lenders, but only to the extent that the accuracy of any such representation is a condition to your obligations to close under the Purchase Agreement or you have the right to terminate your obligations under the Purchase Agreement as a result of a breach of such representations in the Purchase Agreement (the “Purchase Agreement Representations”) and (ii) the Specified Representations (as defined below). For purposes hereof, “Specified Representations” means the representations and warranties referred to in the Term Sheets relating to corporate existence, power and authority, due authorization, execution and delivery of, and enforceability of, the Credit Facilities Documentation or Bridge Facility Documentation, as applicable, effectiveness, validity and perfection of liens under the security documents to be perfected on the Closing Date (subject to the following provisions of this paragraph relating to Collateral), the incurrence of the loans and the provision of the guaranties, in each case under the Facilities, and the granting of security interests in the Collateral to secure the Facilities not conflicting with organizational documents and material debt instruments, use of proceeds, Investment Company Act, solvency (on an consolidated basis after giving effect to the Transactions), Patriot Act, Federal Reserve margin regulations, and OFAC and FCPA compliance. Notwithstanding anything in this Commitment Letter or the Fee Letters to the contrary, the only conditions to availability of the Credit Facilities and the Bridge Facility on the Closing Date are set forth in each of the relevant Term Sheets under the heading “CERTAIN CONDITIONS–Initial Conditions” (in the case of Exhibit B) or “CERTAIN CONDITIONS” (in the case of Exhibit C) and in Exhibit D. It being understood that, to the extent any security interest in the intended Collateral or any deliverable related to the perfection of security interests in the intended Collateral (other than (x) any Collateral the security interest in which may be perfected by the filing of a UCC financing statement, (y) pledge and perfection of security interests in the certificated equity securities of the Borrower and (z) Collateral comprising of the Assets) is not or cannot be provided and/or perfected on the Closing Date, after your use of commercially reasonable efforts to do so, then the provision and/or perfection of a security interest in such Collateral or delivery of such deliverable shall not constitute a condition precedent to the availability of the Facilities on the Closing Date but instead shall be required to be delivered after the Closing Date pursuant to arrangements and timing to be mutually agreed by the Administrative Agent and the Borrower acting reasonably (but, in any event, not later than 30 days after the Closing Date or such longer period as may be agreed by the Administrative Agent); provided that, the Specified Representations relating to the effectiveness, validity and perfection of liens under the security documents with respect to Collateral comprising of the Assets shall (A) deemed to be satisfied by the delivery of unrecorded real property mortgages in appropriate form for filing, reasonably satisfactory to the Administrative Agent and (B) be subject to the receipt of approvals from the Bureau of Ocean Energy Management or other applicable governmental authority customarily obtained after the closing of sales or transfers involving assets in the Gulf of Mexico.

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7. Indemnification and Expenses

You agree (a) to indemnify and hold harmless the Commitment Parties, their affiliates and their respective directors, officers, employees, advisors, agents and other representatives (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Fee Letters, the Credit Facilities, the use of the proceeds thereof or the Acquisition and the Transactions or any claim, litigation, investigation or proceeding (a “Proceeding”) relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, whether or not such Proceedings are brought by you, your equity holders, affiliates, creditors or any other person, and to reimburse each indemnified person upon demand for any reasonable and duly documented legal expenses of one firm of counsel for all such indemnified persons, taken as a whole and, if necessary, of a single local counsel in each appropriate jurisdiction (which may include a single special counsel acting in multiple jurisdictions) for all such indemnified persons, taken as a whole (and, in the case of an actual or perceived conflict of interest where the indemnified person affected by such conflict informs you of such conflict and thereafter, after receipt of your consent (which consent shall not be unreasonably withheld or delayed) retains its own counsel, of another firm of counsel for such affected indemnified person) or other reasonable and documented out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to (A) losses, claims, damages, liabilities or related expenses to the extent they are found by a final, nonappealable judgment of a court of competent jurisdiction to arise from (i) the willful misconduct, bad faith or gross negligence of such indemnified person or its control affiliates, directors, officers or employees (collectively, the “Related Parties”), (ii) a material breach of the obligations of such indemnified person or any of its Related Parties (or the successors of any of the foregoing) under this Commitment Letter, the Term Sheet or the Fee Letter or (iii) any Proceeding not arising from any act or omission by you or any of your affiliates that is brought by an indemnified person against any other indemnified person (other than disputes involving claims against the Senior Lead Arranger, Joint Bookrunner, Joint Lead Arranger or Administrative Agent in its capacity as such), or (B) any settlement of a Proceeding entered into by such indemnified person without your written consent (such consent not to be unreasonably withheld or delayed) and (b) regardless of whether the Closing Date occurs, to reimburse each Commitment Party and its affiliates for all reasonable and documented or invoiced out-of-pocket expenses that have been invoiced prior to the Closing Date (including due diligence expenses, syndication expenses, travel expenses, and the reasonable fees, charges and disbursements of counsel identified in the Term Sheet and of a single local counsel to the Commitment Parties in each appropriate jurisdiction (which may include a single special counsel acting in multiple jurisdictions) and of such other counsel retained with your prior written consent (such consent not to be unreasonably withheld or delayed)) incurred in connection with each of the Credit Facilities and any related documentation (including this Commitment Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent any such damages are found by a final, nonappealable judgment of a court of competent jurisdiction to arise from the gross negligence, bad faith or willful misconduct of such indemnified person (or any of its Related Parties). None of the indemnified persons or you or any of your affiliates or the respective directors, officers, employees, advisors, and agents of the foregoing shall be liable for any indirect, special, punitive or consequential damages in connection with this Commitment Letter, the Fee Letters, the Credit Facilities or the transactions contemplated hereby, provided that nothing contained in this sentence shall limit your indemnity obligations to the extent set forth in this Section 7.

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8. Sharing of Information, Absence of Fiduciary Relationship, Affiliate Activities

You acknowledge that each Commitment Party (or an affiliate) is a full service securities firm and such person may from time to time effect transactions, for its own or its affiliates’ account or the account of customers, and hold positions in loans, securities or options on loans or securities of you or your affiliates and of other companies that may be the subject of the transactions contemplated by this Commitment Letter. In addition, each Commitment Party and its affiliates will not use confidential information obtained from you or your affiliates or on your or their behalf by virtue of the transactions contemplated hereby in connection with the performance by such Commitment Party and its affiliates of services for other companies or persons and the Commitment Party and its affiliates will not furnish any such information to any of their other customers. You also acknowledge that the Commitment Parties and their respective affiliates have no obligation to use in connection with the transactions contemplated hereby, or to furnish to you, confidential information obtained from other companies or persons.

You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and the Commitment Parties is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether the Commitment Parties have advised or are advising you on other matters, (b) the Commitment Parties, on the one hand, and you, on the other hand, have an arm’s length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty to you or your affiliates on the part of the Commitment Parties, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that the Commitment Parties are engaged in a broad range of transactions that may involve interests that differ from your interests and that the Commitment Parties have no obligation to disclose such interests and transactions to you, (e) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, (f) each Commitment Party has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by it and the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity and (g) none of the Commitment Parties has any obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein or in any other express writing executed and delivered by such Commitment Party and you or any such affiliate.

9. Confidentiality

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee Letters nor any of their terms or substance shall be disclosed by you, directly or indirectly, to any other person except (a) you and your officers, directors, employees, affiliates, members, partners, stockholders, attorneys, accountants, agents and advisors and those of the Seller and its subsidiaries and the Seller itself, in each case on a confidential and need-to-know basis (provided that any disclosure of any Fee Letters or their terms or substance to the Seller or its officers, directors, employees, attorneys, accountants, agents or advisors shall be redacted in respect of the amount of fees or market flex set forth in numbered paragraphs 1 and 2 thereof, unless the Commitment Parties otherwise agree) and (b) in any legal, judicial or administrative proceeding or as otherwise required by law or regulation or as requested by a governmental authority (in which case you agree, to the extent practicable and permitted by law, rule or regulation, to inform us promptly in advance thereof); provided that (i) you may disclose the Commitment Letter and its contents (but not the Fee Letters) in any syndication or other marketing materials in connection with the Facilities, in any offering or private placement memoranda relating to the Senior Notes or in connection with any public filing requirement relating to the Transactions, (ii) you may disclose the Term Sheets and the other exhibits and annexes to the Commitment Letter and the contents thereof, to potential Lenders and their affiliates involved in the related commitments (provided that any such party is advised of its obligation to retain such information as confidential), and to rating agencies in

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connection with obtaining ratings for the Borrower, the Bridge Facility and Notes and (iii) you may disclose the aggregate fee amounts contained in the Fee Letters as part of Projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transactions to the extent customary or required in offering and marketing materials for the Bridge Facility and/or the Senior Notes or in any public or regulatory filing relating to the Transactions.

The Commitment Parties shall use all nonpublic information received by them in connection with the Acquisition and the related transactions solely for the purposes of providing the services that are the subject of this Commitment Letter and shall treat confidentially all such information; provided, however, that nothing herein shall prevent any Commitment Party from disclosing any such information (a) to rating agencies, (b) to any Lenders or participants or prospective Lenders or participants, (c) in any legal, judicial, administrative proceeding or other compulsory process or as required by applicable law or regulations (in which case such Commitment Party shall promptly notify you, in advance, to the extent permitted by law), (d) upon the request or demand of any regulatory authority having jurisdiction over such Commitment Party or its affiliates (in which case such Commitment Party agrees (except with respect to any audit or examination conducted by bank accountants or any governmental or bank regulatory authority exercising examination or regulatory authority), to the extent practicable and not prohibited by applicable law, rule or regulation, to promptly notify you thereof prior to disclosure), (e) to the employees, legal counsel, independent auditors, professionals and other experts or agents of such Commitment Party (collectively, “Representatives”) who are informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential, (f) to any of its respective affiliates and their respective Representatives (provided that any such affiliate or Representative is advised of its obligation to retain such information as confidential, and such Commitment Party shall be responsible for its affiliates’ (including any Representative of such affiliates’) compliance with this paragraph) solely in connection with the Acquisition and any related transactions, (g) to the extent any such information becomes publicly available other than by reason of disclosure by such Commitment Party, its affiliates or Representatives in breach of this Commitment Letter and (h) for purposes of establishing a “due diligence” defense; provided that the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants referred to above shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant that such information is being disseminated on a confidential basis in accordance with the standard syndication processes of such Commitment Party or customary market standards for dissemination of such type of information. The provisions of this paragraph shall automatically terminate one year following the date of this Commitment Letter.

10. Miscellaneous

This Commitment Letter shall not be assignable by you (except to one or more of your subsidiaries immediately prior to or otherwise substantially concurrently with the consummation of the Acquisition) without the prior written consent of each Commitment Party (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and the indemnified persons and is not intended to and does not confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons to the extent expressly set forth herein. The Commitment Parties reserve the right to employ the services of their affiliates in providing services contemplated hereby and to allocate, in whole or in part, to their affiliates certain fees payable to the Commitment Parties in such manner as the Commitment Parties and their affiliates may agree in their sole discretion. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and each Commitment Party. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile or electronic transmission (e.g., “pdf” or “tif”) shall be effective as delivery of a manually

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executed counterpart hereof. This Commitment Letter and the Fee Letters are the only agreements that have been entered into among us and you with respect to the Credit Facilities and set forth the entire understanding of the parties with respect thereto. There are no unwritten oral agreements among the parties. This Commitment Letter shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York; provided, that, notwithstanding the preceding sentence and the governing law provisions of this Commitment Letter and the Fee Letters, it is understood and agreed that (a) the interpretation of the definition of “Material Adverse Effect” (and whether or not a Material Adverse Effect has occurred), (b) the determination of the accuracy of any Purchase Agreement Representations and whether as a result of any inaccuracy thereof you have the right to terminate your obligations under the Purchase Agreement and (c) the determination of whether the Acquisition has been consummated in accordance with the terms of the Purchase Agreement and claims or disputes arising out of such determination or any aspect of such determination, in each case, shall be governed by, and construed and interpreted in accordance with, the laws of the State of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

You and we hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any state or Federal court sitting in the Borough of Manhattan in the City of New York over any suit, action or proceeding arising out of or relating to the Transactions or the other transactions contemplated hereby, this Commitment Letter or the Fee Letters or the performance of services hereunder or thereunder. You and we agree that service of any process, summons, notice or document by registered mail addressed to you or us shall be effective service of process for any suit, action or proceeding brought in any such court. You and we hereby irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in any inconvenient forum. You and we hereby irrevocably agree to waive trial by jury in any suit, action, proceeding, claim or counterclaim brought by or on behalf of any party related to or arising out of the Transactions, this Commitment Letter or the Fee Letters or the performance of services hereunder or thereunder.

Each of the Commitment Parties hereby notifies you that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “PATRIOT Act”), it is required to obtain, verify and record information that identifies the Borrower and each Guarantor, which information includes names, addresses, tax identification numbers and other information that will allow such Lender to identify the Borrower and each Guarantor in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for the Commitment Parties and each Lender.

The indemnification, fee, expense, jurisdiction, syndication and confidentiality provisions contained herein and in the Fee Letters shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments hereunder; provided that your obligations under this Commitment Letter (other than your obligations with respect to (a) assistance to be provided in connection with the syndication thereof (including as to the provision of information and representations with respect thereto) prior to the Syndication Date and (b) confidentiality) shall automatically terminate and be superseded, to the extent comparable, by the provisions of the Credit Documentation upon the initial funding thereunder, and you shall automatically be released from all liability in connection therewith at such time. You may terminate this Commitment Letter at any time subject to the provisions of the preceding sentence.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and the Fee Letters by returning to us executed counterparts of this Commitment Letter and the Fee Letters not later than 11:59 p.m., New York City time, on September 4, 2012. This offer will automatically expire at such time if we have not received such executed counterparts in accordance

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with the preceding sentence. In the event that the Closing Date does not occur on or before the Expiration Date, then this Commitment Letter and the commitments hereunder shall automatically terminate unless we shall, in our discretion, agree to an extension. “Expiration Date” means the earlier of (i) the 180th day after the execution of this Commitment Letter and (ii) the termination of the Purchase Agreement prior to closing of the Acquisition.

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We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

JPMORGAN CHASE BANK, N.A.

By:	/s/ Michael A. Kamauf
Name: Michael A. Kamauf
Title: Authorized Officer

J.P. MORGAN SECURITIES LLC

By:	/s/ Geoffrey Benson
Name: Geoffrey Benson
Title: Managing Director

Accepted and agreed to as of the date first written above:

PLAINS EXPLORATION & PRODUCTION COMPANY

By:	/s/ Winston M. Talbert
Name: Winston M. Talbert
Title: Executive Vice President and Chief Executive Officer

EXHIBIT A

TRANSACTION SUMMARY

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter to which this Exhibit A is attached and in Exhibits B, C and D thereto.

The Borrower intends to acquire from (a) BP Exploration & Production Inc. and BP America Production Company (together, the “BP Seller”), directly or through one or more wholly owned subsidiaries, 100% of the working interest in the Marlin, Dorado and King fields (excluding deep exploration rights) operated by the BP Seller (collectively, the “Marlin Hub”), 100% of the working interest in the Horn Mountain field operated by the BP Seller and a deep exploration prospect (collectively, “Horn Mountain”), 50% of the working interest in the Holstein field owned by the BP Seller (collectively, “Holstein” and collectively with Marlin, and Horn Mountain the “BP Seller Operated Assets”), 33% of the working interest in the Diana & Hoover field owned by the BP Seller (“Diana & Hoover”) and 31% of the working interest in the Ram Powell field owned by the BP Seller (“Ram Powell” and collectively with Diana & Hoover, the “BP Seller Non-Operated Assets” and collectively with the BP Seller Operated Assets, the “BP Assets”) pursuant to a Purchase and Sale Agreement (together with all exhibits, schedules and disclosure letters thereto, the “Purchase Agreement”) dated as of September 4, 2012 among the Borrower, the Seller and, as applicable, their respective affiliates and (b) Shell Offshore Inc. (the “Shell Seller”, and, together with the BP Seller, the “Seller”), directly or through one or more wholly owned subsidiaries, 50% of the working interest in the Holstein field owned by the Shell Seller (the “Shell Assets” and, together with the BP Assets, the “Assets”) . The acquisition of the Assets is referred to herein as the “Acquisition”. In connection therewith, it is intended that:

(a) The Borrower will obtain senior secured revolving and term loan credit facilities (the “Credit Facilities”), as described in Exhibit B, in an aggregate amount of $5.0 billion, with an initial Borrowing Base of $5.3 billion, comprised of:

(i) a $3.0 billion 5-year revolving credit facility (the “Revolving Credit Facility”),

(ii) a $750.0 million 5-year term loan (the “5-Year Term Loan Facility”), and

(iii) a $1.25 billion 7-year term loan (the “7-Year Term Loan Facility” and together with the 5-Year Term Loan Facility, the “Term Loan Facilities”).

(b) The Borrower will issue up to $2.0 billion of senior unsecured notes (the “Senior Notes”) in a public offering or in a Rule 144A or other private placement, and/or (ii) if and to the extent that the Borrower does not, or is unable to, issue the full amount of the Senior Notes on or prior to the Closing Date, the incurrence of senior unsecured loans in an aggregate principal amount of up to $2.0 billion pursuant to a new senior unsecured bridge credit facility (the “Bridge Facility”; together with the Credit Facilities, the “Facilities”) as further described in Exhibit C hereto (the “Bridge Term Sheet”).

(c) The proceeds of the Credit Facilities and the Senior Notes and/or the Bridge Facility on the Closing Date will be applied (i) to refinance certain existing indebtedness of the Borrower, (ii) to pay the cash consideration for the Acquisition, (iii) to pay the fees and expenses incurred in connection with the Transactions (such fees and expenses, the “Transaction Costs”) and (iv) other general corporate purposes.

For purposes of this Commitment Letter and the Fee Letters, “Closing Date” shall mean the date of the satisfaction or waiver of the conditions set forth in Exhibit D.

EXHIBIT B

$3.0 Billion Senior Secured Revolving Credit Facility

$750.0 Million Senior Secured 5-Year Term Loan Facility

$1,250.0 Million Senior Secured 7-Year Term Loan Facility

Summary of Terms and Conditions

Set forth below is a summary of the principal terms and conditions for the Credit Facilities. Capitalized terms used but not defined shall have the meanings set forth in the Commitment Letter to which this Exhibit B is attached and in Exhibits A and D hereto. Reference herein is made to the Amended and Restated Credit Agreement dated as of August 3, 2010 among the Borrower, JPMorgan Chase Bank, N.A., as administrative agent and the lenders from time to time party thereto (as amended to date, the “Existing Credit Agreement”). The definitive documentation evidencing the Credit Facilities shall amend and restate the Existing Credit Agreement.

1. PARTIES

Borrower:	Plains Exploration & Production Company (the “Borrower”).

Guarantors:	Each (i) of the Borrower’s direct and indirect, existing and future, material wholly-owned domestic restricted subsidiaries (to be defined as any wholly-owned domestic restricted subsidiary whose assets represent 10% or more of the combined assets of the Borrower and its restricted subsidiaries or whose EBITDAX represents 10% or more of the combined EBITDAX of the Borrower and its restricted subsidiaries), (ii) restricted subsidiary that guarantees the Borrower’s senior unsecured notes of the Borrower or its restricted subs and (iii) other wholly-owned domestic restricted subsidiaries so that the combined EBITDAX of the non-guarantor wholly-owned domestic restricted subsidiaries does not exceed 20% of the consolidated EBITDAX of the Borrower and its restricted subsidiaries (collectively, the “Guarantors”; together with the Borrower, the “Loan Parties”).

Lead Arranger and Bookrunner:	J.P. Morgan Securities LLC (in such capacity, the “Senior Lead Arranger”).

Joint Bookrunners:	[one or more institutions to be agreed] (in such capacities, the “Joint Bookrunners”).

Joint Lead Arrangers:	[one or more institutions to be agreed] (in such capacities, the “Joint Lead Arrangers” and together with the Senior Lead Arranger and the Joint Bookrunners, the “Senior Arrangers”).

Administrative Agent:	JPMorgan Chase Bank, N.A. (in such capacity, the “Administrative Agent”).

Other Agents:	[one or more institutions to be agreed]

Lenders:	A syndicate of banks, financial institutions and other entities arranged by the Senior Lead Arranger (collectively, the “Lenders”).

Majority Lenders:	Lenders holding greater than 50% of the aggregate amount of the Term Loans, Revolving Loans and participations in Swingline Loans and Letters of Credit and unused commitments under the Revolving Credit Facility.

Majority Revolving Lenders:	Revolving Lenders holding more than 50% of the aggregate amount of the Revolving Loans and participations in Swingline Loans and Letters of Credit and unused commitments under the Revolving Credit Facility.

Required Revolving Lenders:	Revolving Lenders holding not less than 90% of the aggregate amount of the Revolving Loans and participations in Swingline Loans and Letters of Credit and unused commitments under the Revolving Credit Facility.

Super-Majority Revolving Lenders:	Revolving Lenders holding not less than 66.67% of the aggregate amount of the Revolving Loans and participations in Swingline Loans and Letters of Credit and unused commitments under the Revolving Credit Facility.

POOI Credit Facility:	Credit Agreement, dated as of November 18, 2011, among Plains Offshore Operations Inc., as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents and lenders party thereto, as amended.

2. TYPE AND AMOUNT OF CREDIT FACILITIES

Revolving Credit Facility:	A five-year senior secured revolving credit facility (the “Revolving Credit Facility”; the commitments thereunder, the “Commitments”) in the amount of $3.0 billion (the loans thereunder, the “Revolving Loans”), subject to the Borrowing Base (as defined below) then in effect.

5-Year Term Loan Facility:	A five-year senior secured term loan credit facility (the “5-Year Term Loan Facility”; in the amount of $750.0 million (the loans thereunder, the “5-Year Term Loans”), subject to the Borrowing Base (as defined below) then in effect.

7-Year Term Loan Facility:	A seven-year senior secured term loan credit facility (the “7-Year Term Loan Facility”; and together with the 5-Year Term Loan Facility, the “Term Loan Facilities”) in the amount of $1.25 billion (the loans thereunder, the “7-Year Term Loans” and together with the 5-Year Term Loans, the “Term Loans”)), subject to the Borrowing Base (as defined below) then in effect.

Incremental Facility:	On no more than five occasions and prior to the date that is six months prior to the Revolving Termination Date, the Borrower shall be permitted to increase commitments under the Revolving Facility (any such increase, an “Incremental Increase”) in a minimum amount of $25.0 million per increase, up to a maximum aggregate commitment of $600.0 million; provided that (a) no existing Lender will be required to participate in any such Incremental Increase without its consent, (b) no event of default under the Credit Facility shall exist after giving effect thereto, (c) no Material Adverse Effect since December 31, 2011 and (d) the maturity date of such Incremental Increase shall be the same as the maturity date of the Revolving Facility, such Incremental Increase shall require no mandatory commitment reduction prior to the final maturity of the Revolving Facility and the Incremental Increase shall be on the exact same terms and pursuant to the exact same documentation applicable to the Revolving Facility (provided that the Applicable Margin of the Revolving Facility may be increased to be consistent with that for such Incremental Increase).

The Borrower may seek commitments in respect of the Incremental Increase, in its sole discretion, from either existing Lenders (each of which shall be entitled to agree or decline to participate in its sole discretion) or from additional banks, financial institutions and other institutional lenders or investors who will become Lenders in connection therewith (in each case (i.e., existing or new Lenders), with the consent of the Administrative Agent (in each case, such consent not to be unreasonably withheld or delayed) (“Additional Lenders”) or from both existing Lenders and Additional Lenders.

Revolving Credit Facility Availability and Maturity:	Subject to the Borrowing Base (as defined below) then in effect, the Revolving Credit Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the fifth anniversary of the Closing Date (the “Revolving Termination Date”) in accordance with the terms hereof and subject to satisfaction of applicable conditions precedent.

Availability under the Revolving Credit Facility shall be equal to the lesser of (a) the aggregate revolving commitments and (b) the then effective Borrowing Base less the outstanding principal amount of the Term Loans less the aggregate available commitments under the POOI Credit Facility.

Term Loan Facilities Availability and Maturity:	Subject to the Borrowing Base (as defined below) then in effect, and the satisfaction of applicable conditions precedent, the Term Loans shall be advanced in a single advance on the Closing Date. Amounts not borrowed on the Closing Date under the Term Loan Facilities shall not thereafter be available. The Term Loans are not revolving and amounts borrowed and repaid may not be thereafter borrowed. The 5-Year Term Loan Facility shall mature on the fifth anniversary of the Closing Date and the 7-Year Term Loan Facility shall mature on the seventh anniversary of the Closing Date.

Amortization:	Revolving Credit Facility: None.

5-Year Term Loan Facility: annual payments of 10.0% of outstanding principal (beginning with the end of the first full fiscal year ending after the Closing Date) with balance due in full at maturity.

7-Year Term Loan Facility: annual payments of 7.143% of outstanding principal (beginning with the end of the first full fiscal year ending after the Closing Date) with balance due in full at maturity.

Borrowing Base:	The “Borrowing Base” shall be the loan value to be assigned to the proved reserves attributable to the Borrower’s and its Subsidiaries’ (if any) oil and gas properties evaluated in the most recent reserve report(s) delivered pursuant to the credit agreement (the “Borrowing Base Properties”).

As of the Closing Date, the Borrowing Base will be set at an amount equal to $5.3 billion, until the next scheduled redetermination (May 1, 2013) or the Borrowing Base is otherwise adjusted or redetermined as described herein.

The Borrowing Base will be redetermined on an annual basis, with the parties having the right to interim unscheduled redeterminations as described below. The Borrowing Base will also be subject to interim adjustments in connection with (a) sales of oil and gas properties included in the Borrowing Base with a reserve report value in excess of 10% of the Borrowing Base then in effect since the most recent scheduled redetermination and (b) issuances of unsecured senior or senior subordinated notes after the Closing Date (other than senior unsecured or senior subordinated notes issued to refinance the Term Loans, the Bridge Facility or certain other debt of the Loan Parties (including any senior unsecured notes existing as of the Closing Date (including any Senior Notes)). Borrowing Base adjustments made in connection with issuances of unsecured senior or senior subordinated notes after the Closing Date will be at a rate of $0.25 for each $1.00 of such notes or such lesser amount (which may be zero) approved by the Majority Revolving Lenders upon the request of the Borrower. The scheduled Borrowing Base redeterminations will be on an annual basis each May 1st, beginning May 1, 2013, based upon a reserve report prepared as of the immediately preceding December 31st. Such reserve report will be prepared by the chief reserve engineer of the Borrower and audited by an independent petroleum engineering firm reasonably acceptable to the Administrative Agent.

Decisions regarding the amount of the Borrowing Base will be made at the sole credit discretion of the Revolving Lenders. Increases in the amount of the Borrowing Base will require approval of the Required Revolving Lenders, and decreases or maintenance of the amount of the Borrowing Base will require approval of the Super-Majority Revolving Lenders.

The Borrower or the Administrative Agent, at the request of the Super-Majority Revolving Lenders, may each request one additional unscheduled Borrowing Base redetermination during any twelve month period between scheduled Borrowing Base redeterminations.

If all Revolving Loans have been paid in full and the Commitments terminated (or expired), the Borrowing Base will be calculated as an amount equal to the amount of (a) 65% of the net present value discounted at 9% of proved developed producing (PDP) reserves, plus (b) 35% of the net present value discounted at 9% of proved developed non-producing (PDNP) reserves, plus (c) 25% of the net present value discounted at 9% of proven undeveloped (PUD) reserves, plus or minus (d) 65% of the net present value discounted at 9% of the future receipts expected to be paid to or by the Borrower and its Restricted Subsidiaries under commodity swap agreements (other than basis differential commodity swap agreements), netted against the price described below, plus or minus (e) 65% of the net present value discounted at 9% of the future receipts expected to be paid to or by the Borrower and its restricted subsidiaries under basis differential commodity swap agreements, in each case for the Borrower and its restricted subsidiaries, and (i) for purposes of clauses (a) through (d) above, as estimated by the Borrower in a reserve report prepared by the Borrower’s petroleum engineers applying the ICE(Brent)/NYMEX (as applicable) published forward prices adjusted for relevant basis differentials (before any state or federal or other income tax) and (ii) for purposes of clauses (d) and (e) above, as estimated by the Borrower applying, if available, the relevant ICE(Brent)/NYMEX (as applicable) published forward basis differential or, if such ICE(Brent)/NYMEX (as applicable) forward basis differential is unavailable, in good faith based on historical basis differential (before any state or federal or other income tax). For any months beyond the term included in published ICE(Brent)/NYMEX (as applicable) forward pricing, the price used will be equal to the last published contract escalated at 1.5% per annum.

Letters of Credit:	A portion of the Revolving Credit Facility not in excess of $750.0 million shall be available for the issuance of letters of credit (the “Letters of Credit”) by the Administrative Agent or other Lenders that agree to act as an issuing bank at the request of the Borrower (in such capacity, the “Issuing Lender”). No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance unless consented to by the applicable Issuing Lender and (b) five business days prior to the Revolving Termination Date, provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above).

Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of Revolving Loans) within one business day of notice. To the extent that the Borrower does not so reimburse the Issuing Lender, the Lenders under the Revolving Credit Facility shall be irrevocably and unconditionally obligated to fund participations in the reimbursement obligations on a pro rata basis.

Swingline Facility:	In connection with the Revolving Facility, JPMorgan Chase Bank, N.A. and one more additional Lender to be named (each in such capacity, the “Swingline Lender”) will make available to the Borrower a swingline facility in U.S. dollars under which the Borrower may make short-term borrowings upon same-day notice (in minimum amounts of $1.0 million and integral multiples of $100,000) of up to $100.0 million (“Swingline Loans”), provided that no Swingline Lender shall be obligated to make Swingline Loans in a principal amount in excess of $50.0 million. Except for purposes of calculating the commitment fee described below, any Swingline Loans will reduce availability under the Revolving Facility on a dollar-for-dollar basis.

Upon notice from the Swingline Lender, the Lenders will be unconditionally obligated to purchase participations in any Swingline Loans pro rata based upon their commitments under the Revolving Facility.

Use of Proceeds:	The proceeds of the Revolving Loans and the Term Loans shall be used (a) to finance in part the Transaction and the Transaction Costs and refinance existing debt and (b) the working capital needs and general corporate purposes of the Borrower and its subsidiaries.

3. CERTAIN PAYMENT PROVISIONS

Fees and Interest Rates:	As set forth on Annex I.

Optional Prepayments and Commitment Reductions:	Revolving Loans and Term Loans may be prepaid and Commitments may be reduced, in whole or in part without premium or penalty, in minimum amounts to be agreed, at the option of the Borrower at any time upon one day’s (or, in the case of a prepayment of Eurodollar Loans (as defined in Annex I hereto), three days’) prior notice, subject to reimbursement of the Lenders’ breakage costs in the case of a prepayment of Eurodollar Loans prior to the last day of the relevant interest period.

Mandatory Prepayments:	Mandatory prepayments of Revolving Loans and Term Loans are required if outstanding Term Loans, Revolving Loans, Swingline Loans and Letters of Credit exceed the lesser of Commitments and the Borrowing Base then in effect and in the case of a Borrowing Base Deficiency (which shall be defined as any time the sum of the outstanding Term Loans, Revolving Loans, Swingline Loans, Letters of Credit and the aggregate revolving credit exposure under the POOI Credit Facility (net of any cash collateral posted by the Borrower pursuant to its guaranty thereof) exceeds the Borrowing Base then in effect).

If such excess results from the Borrower’s termination or reduction of any or all of the Commitments, such excess shall be paid as of the date of termination or reduction.

If such excess or Borrowing Base Deficiency results from a redetermination or adjustment to the Borrowing Base, the Borrower shall be obligated to pay 50% of such mandatory prepayment and/or deposit of cash collateral within 90 days following its receipt of the new Borrowing Base amount or the date the adjustment occurs with the balance being due 180 days from such date. Repayments shall first be applied to repayment of Swingline Loans, Revolving Loans, then to act as cash collateral for Letters of Credit and lastly to repayments of Term Loans.

4. COLLATERAL	Pledge by the Borrower and the Guarantors of (a) 100% of the stock of each domestic restricted subsidiary directly owned thereby, (b) 66-2/3% of the stock of each foreign restricted subsidiary directly owned thereby and (c) secured subordinated intercompany debt.

With respect to substantially all other assets of the Borrower and the Guarantors (subject to certain excluded property to be agreed), first priority, perfected liens and security interests (subject to permitted liens to be agreed) on such assets of the Borrower and the Guarantors; provided that, (i) with respect to its oil and gas properties, the Borrower shall only be required to deliver and maintain liens on 75% of the total value of the proved oil and gas properties evaluated in the reserve reports delivered to the Lenders and (ii) with respect to all other assets, the Borrower and the Guarantors shall not be required to take any action to perfect a lien on any such assets securing the Credit Facilities unless such perfection may be accomplished by (a) the filing of a UCC-1 financing statement in the obligor’s jurisdiction of formation, (b) delivery of certificates representing any pledged equity consisting of certificated securities and, subject to thresholds to be agreed, any promissory notes or instruments representing pledged debt, in each case, with appropriate endorsements or transfer powers, or (c) granting the Administrative Agent control (within the meaning of the Uniform Commercial Code) over any pledged equity consisting of uncertificated securities.

Unconditional joint and several guarantee from each Guarantor.

The secured obligations shall include the obligations of the Borrower and its restricted subsidiaries under (a) the Revolving Credit Facility, (b) hedging agreements that are entered into with counterparties that are Lenders or affiliates of Lenders (but only for so long as such Lender remains a Lender (or in the case of its affiliate, the Lender affiliated therewith remains a Lender) unless the applicable swap agreement otherwise provides that such hedging agreements remain secured in the event that such Person ceases to be a Lender or an affiliate of a Lender), (c) treasury management agreements with Lenders or affiliates of Lenders, (d) agreements relating to California carbon emissions credits that are entered into with counterparties that are Lenders or affiliates of Lenders (but only for so long as such Lender remains a Lender (or in the case of its affiliate, the Lender affiliated therewith remains a Lender) unless the applicable agreement otherwise provides that such agreements remain secured in the event that such Person ceases to be a Lender or an affiliate of a Lender) and (e) the POOI Credit Facility and the guarantees thereof.

The secured obligations shall be secured on a pari passu basis.

The liens and security interests will be released when (i) the commitments under the 7-Year Term Loan Facility have been terminated and (ii) the Borrower achieves an issuer/family rating of at least investment grade (with either a stable or positive outlook) from either Moody’s or S&P; provided that, if one such rating is investment grade and the other is not, then there is not more than one level of difference between the ratings.

5. CERTAIN CONDITIONS

Conditions to Closing Date:	The effectiveness and availability of the Credit Facilities on the Closing Date will be subject only to the conditions precedent set forth in Section 6 of the Commitment Letter and in Exhibit D.

The representations and warranties set forth in the Credit Facilities Documentation will be required to be made in connection with the borrowing of the Revolving Loans and Term Loans on the Closing Date, except that the failure of any representation or warranty (other than the Specified Representations) to be true and correct in all material respects on the Closing Date will not constitute the failure of a condition precedent to funding.

Conditions after Closing Date:	After the Closing Date, the making of each Revolving Loan and the issuance of each Letter of Credit shall be conditioned upon (a) the accuracy in all material respects (and in all respects if qualified by materiality) of all representations and warranties in the definitive documentation for the Revolving Credit Facility and (b) there being no default or event of default in existence at the time of, or after giving effect to, such extension of credit.

6. DOCUMENTATION

Credit Facilities Documentation:	The definitive documentation for the Revolving Credit Facility and the Term Loan Facilities (the “Credit Facilities Documentation”) shall contain the following terms and conditions:

Representations and Warranties:	Substantially the same as the Existing Credit Agreement, with adjustments to be agreed to reflect the size of the Credit Facilities and changes to the business of the Borrower and its subsidiaries since the date of the Existing Credit Agreement (including the Acquisition) which representations and warranties will be limited to the following (and subject to customary carveouts for materiality and other customary qualifications):

• Organization; Powers

• Authority; Enforceability

• Approvals; No Conflicts

• Financial Condition; No Material Adverse Effect

• Litigation

• Environmental Matters

• Compliance with the Laws and Agreements; No Defaults

• Investment Company Act

• Taxes

• Disclosure; No Material Misstatements

• Subsidiaries

• Location of Business and Offices

• Properties; Titles, Etc.

• Federal Reserve Regulations

• Solvency

• OFAC/FCPA

Affirmative Covenants:	Substantially the same as the Existing Credit Agreement, with adjustments to reflect the size of the Credit Facilities and changes to the business of the Borrower and its subsidiaries since the date of the Existing Credit Agreement (including the Acquisition) which affirmative covenants will be limited to the following (and subject to customary carveouts for materiality and other customary qualifications):

• Financial Statements; Other Information

• Notices of Material Events

• Existence; Conduct of Business

• Payment of Obligations

• Operation and Maintenance of Properties

• Insurance

• Books and Records; Inspection Rights

• Compliance with Laws

• Environmental Matters

• Further Assurances

• Reserve Reports

• Additional Collateral (including maintenance of liens on not less than 75% of total value of oil and gas properties evaluated in the most recently delivered reserve report)

• Additional Guarantors (new Restricted Subsidiaries)

• ERISA Compliance

• Unrestricted Subsidiaries; POOI

• 1031 Exchange

Financial Covenant:	Limited to the following:

Maximum total debt to EBITDAX of 4.5 to 1.0, with EBITDAX being calculated on a pro forma basis for the Acquisition as if it had occurred on the 1st day of the relevant quarter.

Negative Covenants:	Substantially the same as the Existing Credit Agreement, with adjustments to reflect the size of the Credit Facilities and changes to the business of the Borrower and its subsidiaries since the date of the Existing Credit Agreement (including the Acquisition) which negative covenants will be limited to the following (and subject to customary carveouts for materiality and other customary qualifications):

• Debt

• Liens

• Restricted Payments and repayment of Debt; Amendments to Indentures

• Investments, Loans and Advances

• Designation and Conversion of Unrestricted and Restricted Subsidiaries; Debt of Unrestricted Subsidiaries

• Nature of Business

• Proceeds of loans

• Sale or Discount of Receivables

• Mergers, Etc.

• Sales of Properties

• Transactions with Affiliates

• Negative Pledge Agreements; Dividend Restrictions

• Take-or-Pay or Other Prepayments

• Swap Agreements

Events of Default:	Substantially the same as the Existing Credit Agreement, with adjustments to grace periods and thresholds to reflect the size of the Facilities and changes to the business of the Borrower and its subsidiaries since the date of the Existing Credit Agreement (including the Acquisition) which events of default shall be limited to the following (and subject to customary carveouts for materiality and other customary qualifications):

Nonpayment of principal when due; nonpayment of interest, fees or other amounts after a grace period to be agreed; material inaccuracy of a representation or warranty when made; violation of a covenant (subject, in the case of certain affirmative covenants, to a grace period to be agreed); cross-default to material indebtedness; bankruptcy events; certain ERISA events; material judgments; actual or asserted invalidity of the loan documents or non-perfection of any security interest; and a change in control (the definition of which is to be agreed).

Voting:	Amendments and waivers with respect to the Credit Facilities Documentation shall require the approval of Majority Lenders, except that (a) the consent of each Lender directly and adversely affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of any amortization or final maturity of any Loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof and (iii) increases in the amount or extensions of the expiry date of any Lender’s commitment, and (iv) changes in the pro rata sharing provisions, (b) the consent of 100% of each class of Lenders shall be required with respect to reductions of voting percentages relating to such class and (c) the consent of 100% of the Lenders shall be required with respect to (i) releases of all or substantially all the collateral and (ii) except as may otherwise be permitted by the definitive documentation, releases of all or substantially all of the Guarantors.

Any provision of the Credit Facilities Documentation may be amended by an agreement in writing signed by the Administrative Agent and the Borrower to cure any immaterial ambiguity, omission, defect or inconsistency.

The Credit Facilities Documentation shall contain provisions for replacing non-consenting Lenders whose consent is required in connection with proposed amendments and waivers so long as the approval of the Majority Lenders has been obtained. In addition, (i) any non-consenting Revolving Lender may be replaced in connection with amendments and waivers so long as the Super-Majority Revolving Lenders have approved same and (ii) any Revolving Lender that fails to approve an increase, decrease or reaffirmation of the Borrowing Base may be replaced so long as the Super-Majority Revolving Lenders have approved same.

Assignments and Participations:	The Lenders shall be permitted to assign all or a portion of their Revolving Loans and Commitments with the consent, not to be unreasonably withheld, of (a) the Borrower, unless (i) the assignee is a Lender, an affiliate of a Lender or an approved fund or (ii) an event of default has occurred and is continuing, (b) the Administrative Agent and (c) the material Issuing Lenders (to be agreed). In the case of a partial assignment (other than to another Lender, an affiliate of a Lender or an approved fund), the minimum assignment amount shall be $10.0 million and, after giving effect thereto, the assigning Lender shall have commitments and Revolving Loans aggregating at least $10.0 million, in each case unless otherwise agreed by the Borrower and the Administrative Agent. Assignments of Term Loans shall be permitted in minimum amounts of $1.0 million unless otherwise agreed by the Borrower and the Administrative Agent and such assignments subject to the consent of the Borrower unless (1) such assignment is to a Lender, an affiliate of a Lender or an approved fund or (2) an event of default has occurred and is continuing. The Administrative Agent shall receive a processing and recordation fee of $3,500 in connection with each assignment. The Lenders shall also be permitted to sell participations in their Revolving Loans and Term Loans. Participants shall have the same benefits as the selling Lenders with respect to yield protection and increased cost provisions, subject to customary limitations. Voting rights of a participant shall be limited to those matters set forth in clause (a) of the preceding paragraph with respect to which the affirmative vote of the Lender from which it purchased its participation would be required. Pledges of Revolving Loans and Term Loans in accordance with applicable law shall be permitted without restriction. Promissory notes under the Credit Facilities shall be issued only upon request.

Yield Protection:	The Credit Facilities Documentation shall contain customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy, liquidity requirements and other requirements of law (provided that (i) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision or by United States or foreign regulatory authorities, in each case pursuant to Basel III, and (ii) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof, shall in each case be deemed to be a change in law, regardless of the date enacted, adopted, issued or implemented) and from the imposition of or changes in withholding or other taxes and (b) indemnifying the Lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a Eurodollar Loan (as defined in Annex I) on a day other than the last day of an interest period with respect thereto.

Defaulting Lenders:	The Credit Facilities Documentation shall contain provisions relating to “defaulting” Lenders (including provisions relating to cash collateral requirements for such Lender; reallocation of participations in, or the Borrower providing cash collateral to support Letters of Credit and Swingline Loans; suspension of voting rights and rights to receive certain fees and other payments; and termination or assignment of the Commitments or Revolving Loans of such defaulting Lenders). Upon termination of a defaulting Lender’s unused Commitment, the remaining Commitments will be readjusted automatically to 100%. Defaulting Lenders will not be entitled to receive commitment or letter of credit fees.

Expenses and Indemnification:	The Borrower shall pay (a) all reasonable and documented or invoiced out-of-pocket expenses of the Administrative Agent and the Senior Lead Arranger associated with the syndication of the Credit Facilities and the preparation, execution, delivery and administration of the Credit Facilities Documentation and any amendment or waiver with respect thereto (including the reasonable and documented fees, disbursements and other charges of counsel identified herein and of a single firm of local counsel in each appropriate jurisdiction) and (b) all reasonable out-of-pocket documented or invoiced expenses of the Administrative Agent and the Bridge Lenders (including the reasonable fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Facilities Documentation.

The Administrative Agent, the Arrangers and the Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any losses, claims, damages, liabilities or expenses (including the reasonable fees, disbursements and other charges of one counsel for all indemnified parties and, if necessary, one firm of local counsel in each appropriate jurisdiction (which may include a single special counsel acting in multiple jurisdictions) for all indemnified parties (and, in the case of an actual or perceived conflict of interest, where the indemnified person affected by such conflict informs the Borrower of such conflict and thereafter, after receipt of your consent (which consent shall not be unreasonably withheld or delayed) retains its own counsel, of another firm of counsel (and local counsel) for such affected indemnified person)) incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof, except to the extent they arise from (i) the gross negligence, bad faith or willful misconduct of the relevant indemnified person (or its related parties), in each case as determined by a final, non-appealable judgment by a court of competent jurisdiction, (ii) a material breach by any such person or one of its affiliates (as determined in a final, non-appealable judgment of a court of competent jurisdiction) or (iii) any proceeding not arising from any act or omission by the Borrower or its affiliates that is brought by an indemnified person against any other indemnified person (other than disputes involving claims against any Arranger or the Administrative Agent in its capacity as such).

Governing Law and Forum:	New York.

Counsel to the Administrative Agent and the Commitment Parties:	Simpson Thacher & Bartlett LLP and Andrews Kurth LLP

Annex I to Exhibit B

INTEREST AND CERTAIN FEES

Interest Rate Options:	The Borrower may elect that the Revolving Loans comprising each borrowing bear interest at a rate per annum equal to (a) the ABR plus the Applicable Margin or (b) the Eurodollar Rate, plus the Applicable Margin.

The Borrower may elect that the 5-Year Term Loans comprising each borrowing bear interest at a rate per annum equal to (a) the ABR plus 2.00% or (b) the Eurodollar Rate plus the 3.00%.

The Borrower may elect that the 7-Year Term Loans comprising each borrowing bear interest at a rate per annum equal to (a) the ABR plus 2.25% or (b) the Eurodollar Rate plus the 3.25%.

As used herein:

“ABR” means the highest of (i) the rate of interest publicly announced by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City (the “Prime Rate”), (ii) the federal funds effective rate from time to time plus 0.50% and (iii) the Eurodollar Rate applicable for an interest period of one month plus 1.00%.

“Eurodollar Rate” means the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits for a period equal to one, two, three or six months (or with the consent of the Administrative Agent, nine or 12 months) as selected by the Borrower appearing on LIBOR01 Page published by Reuters, provided that with respect 7-Year Term Loans, (i) the Eurodollar Rate for the 7-Year Term Loan shall only be for a period of 3-months and (ii) the Eurodollar Rate shall not be less than 1.0% per annum.

“Applicable Margin” and “Commitment Fee Rate” for purposes of determining the applicable interest rate on Revolving Loans and the Commitments will be determined based upon the Borrowing Base Utilization (as defined below) at such time, as follows:

Borrowing Base Utilization	< 25%	>25%, < 50%	>50%, < 75%	>75%, <90%	>90%
LIBOR Margin	1.50%	1.75%	2.00%	2.25%	2.50%
ABR Margin	0.50%	0.75%	1.00%	1.25%	1.50%
Commitment Fee Rate	0.375%	0.375%	0.50%	0.50%	0.50%

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; provided that each tier of the LIBOR Margin and the ABR Margin set forth above shall be increased by 0.25% while any Term Loans are outstanding.

“Borrowing Base Utilization” shall equal the ratio of (a) the sum of (i) aggregate principal amount of Revolving Loans, Swingline Loans and Letters of Credit, (ii) the aggregate principal amount of Term Loans then outstanding and (iii) the aggregate principal amount of loans and letters of credit under the POOI Credit Facility (net of any cash collateral posted by the Borrower pursuant to its guarantee thereof) to (b) the Borrowing Base.

“ABR Loans” means Revolving Loans and Term Loans bearing interest based upon the ABR.

“Eurodollar Loans” means Revolving Loans and Term Loans bearing interest based upon the Eurodollar Rate.

Interest Payment Dates:	In the case of ABR Loans, quarterly in arrears.

In the case of Eurodollar Loans, on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Commitment Fees:	The Borrower shall pay a commitment fee calculated at the Commitment Fee Rate on the average daily unused portion of the Revolving Credit Facility, payable quarterly in arrears. For purposes of calculating the commitment fees only, no portion of the Revolving Credit Facility shall be deemed utilized as a result of outstanding Swingline Loans.

Letter of Credit Fees:	The Borrower shall pay a fee on the face amount of each Letter of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Eurodollar Loans under the Revolving Credit Facility. Such fee shall be shared ratably among the Lenders participating in the Revolving Credit Facility and shall be payable quarterly in arrears.

A fronting fee in an amount to be agreed on the face amount of each Letter of Credit shall be payable quarterly in arrears to the Issuing Lender for its own account. In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

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Default Rate:	Amounts not paid when due shall bear interest at 2.00% per annum above the rate otherwise applicable thereto (or, in the event there is no applicable rate, 2.00% per annum in excess of the rate otherwise applicable.

Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

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EXHIBIT C

$2.0 Billion Bridge Facility

Summary of Terms and Conditions

Set forth below is a summary of the principal terms and conditions for the Bridge Facility. Capitalized terms used but not defined herein shall have the meanings set forth in the Commitment Letter to which this Exhibit C is attached and Exhibits A, B and D attached thereto.

1. PARTIES

Borrower:	The Borrower under the Credit Facilities.

Guarantors:	The Bridge Facility shall be jointly and severally guaranteed by the persons required to guarantee the obligations of the Borrower under the Credit Facilities.

The guarantees of the Initial Bridge Loans and the Extended Term Loans shall rank pari passu with all senior unsecured indebtedness and shall rank senior to all subordinated indebtedness of such Guarantors.

Lead Arranger and Bookrunner:	J.P. Morgan Securities LLC (in such capacity, the “Senior Lead Arranger”).

Joint Bookrunners:	[one or more institutions to be agreed] (in such capacities, the “Joint Bookrunners”).

Joint Lead Arrangers:	[one or more institutions to be agreed] (in such capacities, the “Joint Lead Arrangers” and together with the Senior Lead Arranger and the Joint Bookrunners, the “Lead Arrangers”).

Administrative Agent:	JPMorgan Chase Bank, N.A. (in such capacity, the “Administrative Agent”) will act as the Administrative Agent for the Lenders holding the Initial Bridge Loans (as defined below) from time to time.

Other Agents:	[one or more institutions to be agreed]

Lenders:	A syndicate of banks, financial institutions and other entities arranged by the Senior Lead Arranger (together with the Initial Lender, collectively, the “Bridge Lenders”).

2. TYPE AND AMOUNT OF INTERIM FACILITY

Initial Bridge Loans:	The Bridge Lenders will make senior unsecured loans (the “Initial Bridge Loans”) to the Borrower on the Closing Date in an aggregate principal amount not to exceed $2.0 billion minus the aggregate amount of the Senior Notes, if any, issued on or prior to the Closing Date.

Availability:	The Bridge Lenders will make the Initial Bridge Loans on the Closing Date.

Use of Proceeds:	The proceeds of the Initial Bridge Loans will be used to finance in part the Transactions and the Transaction Costs.

Maturity/Exchange:	The Initial Bridge Loans will initially mature on the first anniversary of the Closing Date (the “Initial Bridge Loan Maturity Date”), with such maturity to be extended as provided below. If any of the Initial Bridge Loans have not been previously repaid in full on or prior to the Initial Bridge Loan Maturity Date and no bankruptcy (with respect to the Borrower) event of default then exists, such Initial Bridge Loans shall automatically be extended to the tenth anniversary of the Closing Date (the “Extended Term Loans”). The Bridge Lenders in respect of such Extended Term Loans will have the option at any time or from time to time after the Initial Bridge Loan Maturity Date to receive Exchange Notes (the “Exchange Notes”) in exchange for such Extended Term Loans having the terms set forth in the term sheet attached hereto as Annex I; provided that a Bridge Lender may not elect to exchange its outstanding Extended Term Loans for Exchange Notes unless the conditions set forth in Annex I under “Principal Amount” have been satisfied.

The Extended Term Loans will be governed by the provisions of the Bridge Documentation and will have the same terms as the Initial Bridge Loans except as set forth on Annex I hereto or otherwise mutually agreed. The Exchange Notes will be issued pursuant to an indenture that will have the terms set forth on Annex I hereto.

The Initial Bridge Loans, the Extended Term Loans and the Exchange Notes shall be pari passu for all purposes.

Interest:	Prior to the Initial Bridge Loan Maturity Date, the Initial Bridge Loans will accrue interest at a rate per annum equal to the Adjusted LIBOR (as defined below) plus 750 basis points (the “Initial Margin”). Such spread over Adjusted LIBOR will increase by 50 basis points at the end of each three-month period after the Closing Date. Notwithstanding the foregoing, the interest rate in effect on the Initial Bridge Loans at any time prior to the Initial Bridge Loan Maturity Date shall not exceed an amount that causes the weighted average per annum yield to maturity payable by the Borrower with respect to the Bridge Facility and the Securities (as defined in the Arranger Fee Letter) (calculated in accordance with the Arranger Fee Letter) to exceed the Weighted Average Bridge Cap (as defined in the Arranger Fee Letter). At any time when the Borrower is in default in the payment of any amount under the Bridge Facility, such overdue amount shall bear interest at 2.00% per annum above the rate otherwise applicable thereto.

Following the Initial Bridge Loan Maturity Date, all outstanding Extended Term Loans will accrue interest at the Weighted Average Bridge Cap.

Calculation of interest shall be on the basis of actual days elapsed in a year of 360 days.

“Adjusted LIBOR” for each three-month period after the Closing Date, means the greater of (i) 1.0% and (ii) the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits for such three-month period appearing on the LIBOR01 Page published by Reuters two business days prior to the commencement of such period.

Interest will be payable (or shall accrue) in arrears, (a) for the Initial Bridge Loans, at the end of each three-month period after the Closing Date and on the Initial Bridge Loan Maturity Date, and (b) for the Extended Term Loans, semi-annually, commencing on the date that is six months after the Initial Bridge Loan Maturity Date and on the final maturity date.

3. CERTAIN PAYMENT PROVISIONS

Optional Prepayment:	The Initial Bridge Loans may be prepaid, in whole or in part in minimum amounts to be agreed, at the option of the Borrower, at any time upon three business days’ prior notice, at par plus accrued and unpaid interest.

Mandatory Redemption:	The Borrower will be required to prepay Initial Bridge Loans on a pro rata basis, at par plus accrued and unpaid interest, in each case subject to exceptions and baskets to be agreed that are not less favorable than those applicable to the Credit Facilities, from 100% of (i) net cash proceeds of the issuance of the Senior Notes and (less the amount required, if any, to repay the Credit Facilities) any other indebtedness, (ii) net cash proceeds from any issuance of equity (other than pursuant to benefit plans) and (iii) net cash proceeds of all non-ordinary course asset sales or dispositions (including as a result of casualty or condemnation) by the Borrower or any of its restricted subsidiaries in excess of amounts either reinvested in accordance with the Credit Facilities or required to repay the Credit Facilities.

The Borrower will also be required to make a mandatory offer to prepay Initial Bridge Loans following the occurrence of a change of control (to be defined in a manner substantially consistent with the Borrower’s Notes due 2022 taking into account the then-prevailing market conditions (collectively, the “Applicable Bond Standard”)) at 100% of the outstanding principal amount thereof plus accrued and unpaid interest.

4. CERTAIN CONDITIONS

Conditions Precedent:	The availability of the Bridge Facility on the Closing Date will be subject only to the conditions precedent set forth in Section 6 of the Commitment Letter and on Exhibit D. The Bridge Documentation shall not contain any conditions precedent other than the conditions precedent expressly set forth in Section 6 of the Commitment Letter and Exhibit D to the Commitment Letter.

The representations and warranties set forth in the Bridge Documentation will be required to be made in connection with the borrowing of the Bridge Loans on the Closing Date, except that the failure of any representation or warranty (other than the Specified Representations) to be true and correct in all material respects on the Closing Date will not constitute the failure of a condition precedent to funding.

5. DOCUMENTATION

Bridge Credit Documentation:	The definitive documentation for the Bridge Facility (the “Bridge Facility Documentation”) shall be consistent with this Term Sheet or otherwise agreed by the Borrower and the Senior Lead Arranger and the Bridge Lenders negotiated in good faith and be based upon the Applicable Bond Standard as such documentation may be modified to reflect the interim nature of the Bridge Facility, and in the case of the Bridge Facility or the Extended Term Loans, a credit agreement format(the provision of such facility being referred to collectively as the “Bridge Documentation Principles”).

Representations and Warranties:	The Bridge Documentation will contain representations and warranties as are substantially similar to those in the Credit Facilities Documentation, with such changes as are appropriate in connection with the Bridge Loans, but in any event are no more restrictive to the Borrower than those in the Existing Credit Agreement, including as to exceptions and qualifications.

Covenants:	The Bridge Facility Documentation will contain such affirmative and incurrence-based negative covenants (but not financial maintenance covenants) as are usual and customary for bridge loan financings of this type, it being understood and agreed that the covenants of the Initial Bridge Loans (and the Extended Term Loans and the Exchange Notes) shall in no event be more restrictive than the corresponding covenants in the Credit Facilities Documentation; prior to the Initial Bridge Loan Maturity Date, certain covenants will be more restrictive than those of the Extended Term Loans and the Exchange Notes, as reasonably agreed by the Senior Lead Arranger and the Borrower.

Events of Default:	Substantially similar to those in the Credit Facilities Documentation, subject to the Bridge Documentation Principles.

Following the Initial Bridge Loan Maturity Date, the events of default relevant to the Initial Bridge Loans will automatically be modified so as to be consistent with the Exchange Notes.

Voting:	Amendments and waivers of the Bridge Facility Documentation will require the approval of Bridge Lenders holding more than 50% of the outstanding Initial Bridge Loans, except that (a) the consent of each directly and adversely affected Bridge Lender will be required for (i) reductions of principal, interest rate or spreads (provided that, waiver of a default or default interest shall not constitute a reduction of interest for this purpose), (ii) except as provided under “Maturity/Exchange” above, extensions of the Initial Bridge Loan Maturity Date and (iii) additional restrictions on the right to exchange Extended Term Loans for Exchange Notes or any amendment of the rate of such exchange and (b) the consent of 100% of the Bridge Lenders shall be required with respect to reductions of any of the voting percentages set forth in the definition of “required lenders” or any similar defined term.

Assignment and Participation:	Subject to the prior approval of the Administrative, the Bridge Lenders will have the right to assign Initial Bridge Loans after consultation with the Borrower. Assignments will be by novation that will release the obligation of the assigning Bridge Lender; provided, however, that prior to the date that is one year after the Closing Date and so long as a Demand Failure Event (as defined in the Arranger Fee Letter) has not occurred and no payment or bankruptcy event of default shall have occurred and be continuing, the consent of the Borrower shall be required with respect to any assignment (such consent not to be unreasonably withheld or delayed) if, subsequent thereto, the Initial Lender and the Additional Commitment Parties (together with their affiliates) would hold, in the aggregate, less than 51% of the outstanding Bridge Loans.

The Bridge Lenders will have the right to participate their Initial Bridge Loans to other financial institutions without restriction, other than customary voting limitations. Participants will have the same benefits as the selling Bridge Lenders would have (and will be limited to the amount of such benefits) with regard to yield protection and increased costs, subject to customary limitations and restrictions.

Yield Protection:	Usual for facilities and transactions of this type consistent with the Bridge Documentation Principles.

Expenses and Indemnification:	The Borrower shall pay (a) all reasonable and documented or invoiced out-of-pocket expenses of the Administrative Agent and the Senior Lead Arranger associated with the syndication of the Bridge Facility and the preparation, execution, delivery and administration of the Bridge Facility Documentation and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of counsel identified herein and of a single firm of local counsel in each appropriate jurisdiction) and (b) all out-of-pocket documented or invoiced expenses of the Administrative Agent and the Bridge Lenders (including the reasonable fees, disbursements and other charges of counsel) in connection with the enforcement of the Bridge Facility Documentation.

The Administrative Agent, the Bridge Arrangers and the Bridge Lenders (and their affiliates and their respective officers, directors, employees, advisors and agents) will have no liability for, and will be indemnified and held harmless against, any losses, claims, damages, liabilities or expenses (including the reasonable fees, disbursements and other charges of one counsel for all indemnified parties and, if necessary, one firm of local counsel in each appropriate jurisdiction (which may include a single special counsel acting in multiple jurisdictions) for all indemnified parties (and, in the case of an actual or perceived conflict of interest, where the indemnified person affected by such conflict informs the Borrower of such conflict and thereafter, after receipt of your consent (which consent shall not be unreasonably withheld or delayed) retains its own counsel, of another firm of counsel (and local counsel) for such affected indemnified person)) incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof, except to the extent they arise from (i) the gross negligence, bad faith or willful misconduct of the relevant indemnified person (or its related parties), in each case as determined by a final, non-appealable judgment by a court of competent jurisdiction, (ii) a material breach by any such person or one of its affiliates (as determined in a final, non-appealable judgment of a court of competent jurisdiction) or (iii) any proceeding not arising from any act or omission by the Borrower or its affiliates that is brought by an indemnified person against any other indemnified person (other than disputes involving claims against any Bridge Arranger or Administrative Agent in its capacity as such).

Governing Law and Forum:	New York.

Counsel to the Administrative Agent and the Commitment Parties:	Simpson Thacher & Bartlett LLP and Andrews Kurth LLP

Annex I to Exhibit C

Summary of Terms and Conditions

of Exchange Notes and Extended Term Loans

Capitalized terms used but not defined herein have the meanings set forth or referred to in the Exhibit C to which this Annex I is attached.

Issuer:	The Borrower (in its capacity as issuer, the “Issuer”) will issue Exchange Notes under an indenture that complies with the Trust Indenture Act (the “Indenture”).

Guarantors:	Same as the Initial Bridge Loans.

The guarantees of the Exchange Notes shall rank pari passu with all senior unsecured indebtedness and shall rank senior to all subordinated indebtedness of such Guarantors.

Principal Amount:	The Exchange Notes will be available only in exchange for the Extended Term Loans on or after the Initial Bridge Loan Maturity Date. The principal amount of any Exchange Note will equal 100% of the aggregate principal amount of the Extended Term Loan for which it is exchanged, and any accrued interest then not due will be carried over. In the case of the initial exchange by Bridge Lenders, the minimum amount of Extended Term Loans to be exchanged for Exchange Notes shall not be less than $150.0 million.

Maturity:	The Exchange Notes and the Extended Term Loans will mature on the 10th anniversary of the Closing Date.

Interest Rate:	The Exchange Notes and the Extended Term Loans will bear interest at the Weighted Average Bridge Cap.

At any time when the Borrower is in default in the payment of any amount under the Exchange Notes or Extended Term Loans, such overdue amount shall bear interest at 2.00% per annum above the rate otherwise applicable thereto.

Interest will be payable in arrears semi-annually commencing on the date that is six months following the Initial Bridge Loan Maturity Date and on the final maturity date.

Optional Redemption:	Subject to the following paragraph, the Extended Term Loans and the Exchange Notes may be redeemed, in whole or in part, at the option of the Issuer, at any time at par plus accrued and unpaid interest to the redemption date.

Each Extended Term Loan or Exchange Note, as applicable, will be (a) non-callable for the first five years from the Closing Date

(subject to a 35% equity clawback within the first three years after the Initial Bridge Loan Maturity Date and make-whole provisions); and (b) thereafter, callable or prepayable at par plus accrued interest plus a premium equal to 50% of the coupon in effect on such Extended Term Loan or Exchange Note, which premium shall decline ratably on each yearly anniversary of the date of such sale to zero two years prior to the maturity of the Extended Term Loan or Exchange Notes, as applicable.

Mandatory Offer to Purchase:	The Issuer will be required to offer to repurchase the Exchange Notes and repay the Extended Term Loans upon the occurrence of a change of control (which offer shall be at 101% of the principal amount of such Exchange Notes or the Extended Term Loans, as applicable, in each case plus accrued and unpaid interest) (or 100% in the case of Exchange Notes held by the Initial Lender or its affiliate other than asset management affiliates purchasing securities in the ordinary course of their business as part of a regular distribution of the securities (the “Asset Management Affiliates”)) and excluding Exchange Notes acquired pursuant to bona fide open market purchases from third parties).

Registration Rights:	The Issuer will use commercially reasonable efforts to file within 60 days after the date of the first issuance of the Exchange Notes (the “Issue Date”), and will use its commercially reasonable efforts to cause to become effective as soon thereafter as practicable, a shelf registration statement with respect to the Exchange Notes (a “Shelf Registration Statement”) and/or a registration statement relating to a Registered Exchange Offer (as described below). If a Shelf Registration Statement is filed, the Issuer will keep such registration statement effective and available (subject to customary exceptions) until it is no longer needed to permit unrestricted resales of Exchange Notes but in no event longer than 1 year from the issuance of any Exchange Note.

If within 270 days from the Issue Date, a Shelf Registration Statement for the Exchange Notes has not been declared effective or the Issuer has not effected an exchange offer (a “Registered Exchange Offer”) whereby the Issuer has offered registered notes having terms identical to the Exchange Notes (the “Substitute Notes”) in exchange for all outstanding Exchange Notes (it being understood that a Shelf Registration Statement is required to be made available in respect of Exchange Notes the holders of which could not receive Substitute Notes through the Registered Exchange Offer that, in the opinion of counsel, would be freely saleable by such holders without registration or requirement for delivery of a current prospectus under the Securities Act of 1933, as amended (other than a prospectus delivery requirement imposed on a broker-dealer who is exchanging Exchange Notes acquired for its own account as a result of a market making or other trading activities)), then the Issuer will pay liquidated damages of 0.25% per annum on the principal amount of

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Exchange Notes and Extended Term Loans outstanding to holders thereof who are, or would be, unable freely to transfer Exchange Notes from and including the 271st day after the Issue Date (the “Default Registration Date”) to but excluding the earlier of the effective date of such Shelf Registration Statement or the date of consummation of such Registered Exchange Offer (such damages may be payable, at the option of the Borrower, in the form of additional Exchange Notes). Such liquidated damages shall increase by 0.25% per annum on the date that is 3 months after the Default Registration Date to a maximum of 1.00% per annum. The Issuer will also pay such liquidated damages for any period of time (subject to customary exceptions) following the effectiveness of a Shelf Registration Statement that such Shelf Registration Statement is not available for resales thereunder. In addition, unless and until the Issuer has consummated the Registered Exchange Offer and, if required, caused the Shelf Registration Statement to become effective, the holders of the Exchange Notes will have the right to “piggy-back” the Exchange Notes in the registration of any debt securities (subject to customary scale-back provisions) that are registered by the Issuer (other than on a Form S-4) unless all the Exchange Notes and Extended Term Loans will be redeemed or repaid from the proceeds of such securities.

Right to Transfer Exchange Notes:	The holders of the Exchange Notes shall have the absolute and unconditional right to transfer such Exchange Notes in compliance with applicable law to any third parties.

Covenants:	Customary for high yield senior debt offerings and consistent with the Applicable Bond Standard.

Events of Default:	Customary for high yield senior debt offerings and consistent with the Applicable Bond Standard.

Governing Law and Forum:	New York.

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EXHIBIT D

Conditions Precedent

The availability of the Revolving Credit Facility, the Term Loan Facilities and the Bridge Facility shall be subject to the satisfaction of the following conditions. Capitalized terms used but not defined herein have the meanings set forth in the Commitment Letter to which this Exhibit D is attached and in Exhibits A, B and C thereto.

1. Each party thereto shall have executed and delivered the Credit Facilities Documentation and, if applicable, the Bridge Facility Documentation on terms consistent with the Commitment Letter and otherwise reasonably satisfactory to both the Loan Parties and the Commitment Parties, and the Commitment Parties shall have received:

a.	customary closing certificates and legal opinions from New York, Texas and Delaware counsel(s); and

b.	a certificate from the chief financial officer of the Borrower, in form and substance reasonably acceptable to the Commitment Parties, certifying that the Borrower and its restricted subsidiaries, on a consolidated basis after giving effect to the Transactions and the other transactions contemplated hereby, are solvent.

2. Substantially concurrently with the initial fundings contemplated by the Commitment Letter, as a condition to the funding of the Term Loan Facilities and the Bridge Facility, the Borrower shall have closed the Revolving Credit Facility with a Borrowing Base of not less than $5.3 billion (or such lesser amount as adjusted as a result of any Borrowing Base adjustments referred to in paragraph 4 below), (b) as a condition to the funding of the Revolving Credit Facility and the Bridge Facility, the Borrower shall have received $2.0 billion in gross proceeds from the borrowing of the Term Loans under the Term Loan Facilities and (c) as a condition to the funding of the Revolving Credit Facility and the Term Loan Facilities, the Borrower shall have received $2.0 billion in gross proceeds from the issuance of the Senior Notes and/or borrowings under the Bridge Loan Facility.

3. On the Closing Date, after giving effect to the Transactions, neither the Borrower nor any of its restricted subsidiaries shall have any material indebtedness for borrowed money other than (i) the Facilities and the Senior Notes, (ii) indebtedness permitted to be incurred or outstanding under the Facilities, and (iii) such other debt identified in the Borrower’s most recent quarterly report on Form 10-Q,.

4. The terms of the Purchase Agreement shall be reasonably satisfactory to the Senior Lead Arranger, it being agreed that the draft Purchase Agreement dated September 4, 2012 provided to the Senior Lead Arranger is reasonably satisfactory to the Senior Lead Arranger. The Acquisition shall have been, or substantially concurrent with the closing of the Facilities shall be, consummated pursuant to the Purchase Agreement, without giving effect to any modifications, amendments or express waivers that are materially adverse to the Commitment Parties, the Lenders or the Bridge Lenders without the approval of the Administrative Agent (such approval not to be unreasonably withheld, conditioned or delayed); provided that (x) any reduction in the purchase price for the Acquisition shall not be deemed to be materially adverse to such Persons and (y) if oil and gas properties evaluated in the Initial Reserve Report which are not acquired under the Acquisition have a discounted present value for proved reserves that is greater than $200.0 million, the Commitment Parties may adjust the initial Borrowing Base to reflect the omission of such properties.

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5. Except as set forth on the disclosure schedules to the Purchase Agreement, since the Signing Date (as defined in the Purchase Agreement), there has been no Material Adverse Effect (as defined in the Purchase Agreement).

6. The Borrower shall have in place hedging arrangements reasonably satisfactory to the Administrative Agent to support the initial Borrowing Base.

7. The closing of the Credit Facilities shall have occurred on or before the Expiration Date.

8. The Commitment Parties shall have received the most recently prepared reserve reports for the proved oil and gas properties of the Borrower and its restricted subsidiaries and for the Assets (collectively, the “Initial Reserve Reports”).

9. The Administrative Agent shall have received, at least three Business Days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, that has been reasonably requested in writing at least five business days prior to the Closing Date by the Initial Lender.

10. All fees and expenses due to the Commitment Parties, the Lenders and the Bridge Lenders shall have been paid or shall have been authorized to be deducted from the proceeds of the initial fundings under the Credit Facilities, to the extent invoiced at least two business days prior to the Closing Date (or such later date as the Borrower may reasonably agree).

11. The Administrative Agent shall have received UCC lien searches for the Borrower and its restricted subsidiaries and the Seller as they relate to the Assets reflecting the absence of other liens and security interests other than those being released or which are otherwise permitted.

12. The 7-Year Term Loan Facility and the Bridge Facility shall have received a rating from Moody’s Investors Service, Inc. and Standard & Poor’s Financial Services LLC no later than 15 days prior to the Closing Date.

13. On the Closing Date, there shall be minimum liquidity (undrawn availability under the Revolving Facility and unrestricted cash) of at least $300.0 million.

14. As a condition to the availability of the Credit Facilities and the Bridge Facilities, the Senior Lead Arranger (a) shall have received one or more customary confidential information memoranda (with financial and operating data in a form and substance reasonably satisfactory to the Borrower and the Senior Lead Arranger; provided that the financial data shall not include pro forma or audited financial statements on the Assets unless such financial statements are available to the Borrower) and other marketing material customarily used for the syndication of the Facilities and (b) shall have been afforded no less than 30 consecutive days from the date of delivery of the confidential information memorandum to the Lenders, which period shall exclude certain market holiday related “blackout” periods as reasonably determined by the Senior Lead Arranger.

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